Filed Pursuant to Rule 163
Issuer Free Writing Prospectus dated October 12, 2006
Registration Statement No. 333-132856

12,500,000 Shares

Ultrapetrol (Bahamas) Limited

Common Stock

This free writing prospectus of Ultrapetrol (Bahamas) Limited relates only to the securities described in, and should be read together with, the preliminary prospectus dated September 26, 2006 (the ‘‘Preliminary Prospectus’’), included in Amendment No. 1 to the Registration Statement on Form F-1 (Commission File No. 333-132856) relating to these securities. References to ‘‘we’’, ‘‘us’’ and ‘‘our’’ are used in the manner described on page 1 of the Preliminary Prospectus.

On October  12, 2006, we priced our initial public offering of 12,500,000 shares of common stock at an initial offering price of $11.00 per share. This price per share is below the estimated price range of $13.00 to $15.00 contained in the Preliminary Prospectus.

At an initial offering price of $11.00 per share, our estimated net proceeds from this offering will be $125.4 million, after deducting underwriting discounts and commissions and estimated offering expenses. This amount is $34.8 million less than the estimated net proceeds set forth under ‘‘Use of proceeds’’ in the Preliminary Prospectus. As a result of these lower net proceeds, we have changed our intended use of proceeds as follows:

•

the amount of proceeds we intend to use to repay some of our variable interest rate debt has been reduced to $26.7 million from $52.9 million, in particular, we will not be repaying any amounts under our loans outstanding to DVB Bank America N.V. and

•

the cash retained for general corporate purposes has been reduced to $8.7 million from $17.3 million.

Our other intended uses of proceeds described in the Preliminary Prospectus remain unchanged.

The following table sets forth our actual consolidated capitalization as of June 30, 2006, on a historical basis and as adjusted for the distribution to the existing shareholders of the treasury stock and to reflect this offering at an initial offering price per share of $11.00 and the expected use of proceeds therefrom.

	At June 30, 2006
	Actual	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$8,558	$20,961
Restricted cash(a)	3,726	—
Cash balance to fund PSV construction costs	—	20,000	(b)
Total cash	$12,284	$40,961
Long-term financial debts (including current portion)	$67,244	$41,344
Promissory Notes with related parties	59,500	—
2014 Senior Notes	180,000	180,000
Total debt(c)	306,744	221,344
Minority interest	10,241	5,284
Redeemable preferred shares	3,445	—
Shareholders’ equity:
Common stock 15,500,000, issued and outstanding shares, par value $0.01, including 3,947,266 shares held in treasury, actual; 28,000,000, issued and outstanding shares, par value $0.01, as adjusted	155	280
Additional paid-in capital(d)	68,750	173,668
Treasury stock(e)	(20,332)	—
Accumulated other comprehensive income	180	180
Accumulated earnings (deficit)(f)	15	(2,100)
Total shareholders’ equity	48,768	172,028
Total capitalization	$369,198	$398,656

(a)

Cash held in escrow to repay certain long-term indebtedness.

(b)

The minimum contractual obligation with the shipyard is $10.0 million. However, we estimate that the total expenditure necessary to commission the remaining three PSVs for service will be $22.0 million. See ‘‘Use of proceeds’’ and ‘‘Tabular disclosure of contractual obligations’’ in the Preliminary Prospectus.

(c)

The total debt amounts presented in this table do not include accrued interest, an item included in the calculation of total debt used in the Preliminary Prospectus, amounting to $1.8 million in the Actual and $1.7 million in the As Adjusted columns.

(d)

Estimated underwriting discounts and commissions and offering expenses of approximately $12.1 million have been deducted from the gross proceeds of the sale of shares pursuant to this offering. Additional paid-in capital decreased by $20.3 million as a result of the distribution to the existing shareholders of 3,947,266 shares held in treasury (see note 12 to our audited consolidated financial statements for the year ended December 31,  2005).

(e)

Increased by $20.3 million as a result of the distribution to the existing shareholders of 3,947,266 shares held in treasury (see note 12 to our audited consolidated financial statements for the year ended December 31,  2005).

(f)

As a result of the repayment of a portion of the long-term financial debts and the redemption of the redeemable preferred shares in UP Offshore with the proceeds of this offering, we will realize a non-recurring loss that will reduce total shareholders’ equity by $2.1  million.

At June 30, 2006, we had net tangible book value of $40.8 million, or $2.63 per share of common stock. After giving effect to the sale of 12,500,000 shares of common stock at an initial offering price of $11.00 per share of common stock, and after deducting the estimated underwriting discounts, commissions and estimated offering expenses, our net tangible book value at June 30, 2006, would have been $166.2 million or $5.94 per share of common stock. This represents an immediate appreciation in net tangible book value of $3.31 per share of common stock to existing shareholders and an immediate dilution of net tangible book value of $5.06 per share to new investors. The following table illustrates the per share dilution and appreciation at June 30, 2006:

Initial public offering price		$11.00
Net tangible book value as of June 30, 2006	$2.63
Increase in net tangible book value per share attributable to new investors in this offering	3.31
Net tangible book value after giving effect to this offering		5.94
Dilution to new investors		$5.06

Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share.

The following table summarizes, on a pro forma basis as of June 30, 2006, after giving effect to this offering, the differences between the number of shares of common stock purchased from us, the total amount paid to us and the average price per share of common stock paid by the existing holders of shares of our common stock and by our new investors in this offering, based upon the initial public offering price of $11.00 per share.

	Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)
Existing shareholders	15,500,000	55%	$48,573	26%	$3.13
New investors	12,500,000	45	137,500	74	11.00
Total	28,000,000	100%	$186,073	100%	6.65

To review a filed copy of our registration statement, click on the following link:

http://sec.gov/Archives/edgar/data/1062781/000095013606008043/0000950136-06-008043-index.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters for the offering will arrange to send you the prospectus if you request it by calling toll-free (888) 827-7275.